Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Fax to 202-772-9368	December 28, 2005
Also sent via Edgarization

Ms. Jill S. Davis

Division of Corporation Finance

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

cc.  Ms. Jennifer Goeken

Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005, Filed November 7, 2005
File No. 001-31446

Dear Ms. Davis:

In response to your letter dated December 20, 2005, please find below the information you requested.  Cimarex Energy has evaluated the need to file an amended Form 10-K against the materiality and significance to the public and our investors of making these changes in our presentation of information.  Cimarex Energy hereby respectfully requests that in all cases where it has agreed to present the information as requested by the SEC Staff, that it will do so in all of its future filings.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENTS/RESPONSE

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 16. Supplemental Oil and Gas Disclosures, page 60

Standardized Measure of Future Net Cash Flows (Unaudited), page 61

1.               Please revise this footnote as there is no provision for the line item “Discounted future net cash flow before income taxes” in paragraph 30 and Illustration 5 of SFAS 69.  This comment also applies to your presentation of this figure in the table under Reserve Information on page 19.

In all future filings, we will remove the line item “Discounted future net cash flow before income taxes” in the summary table of Standardized Measure of Future Net Cash Flows, as presented in the Supplemental Oil and Gas Disclosures Note, and we will remove the column “Discounted Future Net Cash Flow Before Income Tax (Discounted at 10 Percent)” from the table as presented under Reserve Information.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 6. Long-Term Debt, page 13

2.               Please provide analysis of the 9.6% notes you assumed in the Magnum Hunter merger that indicates whether or not, without limitation, the conversion option and the redemption option you disclose with respect to these notes should be bifurcated from the host and accounted for under the guidance in SFAS 133 and EITF 00-19.  Please tell us the guidance you have applied with respect to the debt host to support your current presentation.

The 9.6% notes do not have a conversion option, nor are they redeemable at the option of the holders prior to maturity.  They can be redeemed by Cimarex, at its sole option, at certain dates prior to maturity at fixed redemption prices expressed as percentages of the principal amount, ranging from 104.8% to 100.0%. Cimarex considered whether the notes were derivative instruments in their entirety and concluded they were not because of the significant initial investment made by the holders. The Company further considered whether its optional redemption provision was an embedded derivative requiring separation using the criteria of SFAS 133 (paragraph 12) and the related FASB Staff Implementation Guidance, including questions B-16 and B-39.  Based on the fact that the optional redemption provision can only be exercised by the Company, payment upon settlement is not adjusted based on changes in an index, and the debt was not issued at a substantial premium or discount, separate accounting for the redemption provision was not required.

The floating rate convertible notes due in 2023 contain both redemption and conversion features.  The Company considered whether the convertible debt represented a derivative instrument in its entirety and concluded it was not because of the significant initial investment made by the holders.  Based on the criteria of SFAS 133 and the FASB Staff Implementation Guidance discussed above, Cimarex also concluded that the redemption feature did not have to be separated because the holder would receive 100% of the principal amount in cash and would not receive an interest rate of return double the initial rate of return in the debt agreement.

As for the holders’ conversion feature, Cimarex analyzed the provisions of SFAS 133 paragraph 12 which requires issuers of convertible debt to evaluate whether the embedded conversion feature in a host debt contract should be separated and accounted for as if it were a separate derivative instrument. The Company concluded that the conditions in paragraphs 12(a) and 12(b) were met (the equity conversion feature is not clearly and closely related to the debt host contract and the contract itself would not otherwise be reported at fair value in current earnings, respectively) and so further considered paragraph 12(c).  While the characteristics of a derivative exist as it relates to the conversion feature, the Company considered whether the scope exception in paragraph 11(a) of SFAS 133 applied.

Under paragraph 11(a) of SFAS 133, an entity shall not consider a contract to be a derivative instrument if the contract issued by the entity is both (1) indexed to its own stock and (2) classified in stockholders’ equity.  To determine if the embedded conversion feature would be classified in equity if it were a freestanding instrument, EITF 00-19’s guidance must be applied.

EITF 00-19 paragraph 4 states that for SFAS 133 purposes, the requirements of EITF 00-19 paragraphs 12-32 do not apply if the contract under consideration is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). Because exercise of the conversion feature may result in a combination of cash and a variable number of shares, the Company concluded it was not conventional convertible debt pursuant to EITF 05-02 and paragraphs 12-32 of EITF 00-19 must be applied.

The following summarizes the Company’s conclusions with respect to the requirements of paragraphs 12-32 for this conversion feature to be classified as equity:

•                  There is no provision for net cash settlement, except as allowed only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

•                  The Company is permitted to settle in unregistered shares.

•                  The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

•                  There is an explicit limit on the total number of shares to be delivered to the holders in a share settlement.

•                  There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

•                  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

•                  There are no provisions that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•                  There is no requirement to post collateral at any point or for any reason.

Based on this analysis, the scope exception in paragraph 11(a) of SFAS 133 must be applied and the conversion feature should not be accounted for as a separate derivative instrument.

On the date of the acquisition of Magnum Hunter when Cimarex assumed the convertible debt, the Company applied the guidance in Paragraph 37 of SFAS 141 to record the convertible debt at its fair value.  Because the conversion feature was beneficially convertible at the acquisition date, in accordance with EITF 98-5 (Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios), EITF 00-27 (Application of Issue No. 98-5 to Certain Convertible Instruments) and APB 14 paragraph 18, the intrinsic value of the conversion feature was recognized as a component of the Company’s Paid-in-capital ($49.6 million), thus reducing the carrying value of the debt at acquisition date to $144.7 million.

Should you have any questions regarding this response, please do not hesitate to contact me at (303) 295-3995.

Sincerely,

/s/ Paul Korus
Chief Financial Officer